SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

March 31st, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. Complies by notifying you of the following Material Event:

Credicorp’s management is providing its shareholders with some preliminary information regarding the effects of the Fenomeno El Nino (“FEN” by its Spanish initials) in Peru, which has primarily affected the northern coast.

Because FEN is still an ongoing phenomenon, it is difficult to assess its ultimate effect on the Peruvian economy and/or Credicorp. Quantifying FEN’s impact on our business requires the assessment of its effect on our customers’ debt-service capacity. Such analysis will only be completed some weeks after the end of FEN.

Currently, Credicorp’s management is able to provide some preliminary information about the impact of FEN.

A.	Macroeconomic impact

The Central Bank of Peru (BCRP), in its last Inflation Report, published on Friday, March 24th, 2017 reduced its estimate of real GDP growth from 4.3% to 3.5% for year 2017 due to delay in infrastructure projects and the estimated impact of FEN. The following are some important facts regarding FEN and its expected impact on Peru:

•	This year’s FEN registers different meteorological characteristics than those of 1983 and 1998, and it is similar to FEN of 1925. As such, comparable macroeconomic or business statistical data is not available.
•	The GDP of the northern area of Peru (from Tumbes to Ancash), which is the area most affected by FEN, represents 14.5% of total Peruvian GDP.
•	The impact on the fishing sector is still unknown, but it could result in lower overall capture for the fishing seasons, and/or the delay of the beginning of the first fishing season, which usually begins in April of each year. The latter will depend on when the effects of FEN end.
•	The Agricultural sector has been affected, with lemon, banana, and sugar cane crops experiencing the largest impact.
•	Commerce and Services will be highly affected if roads continue to be blocked.
•	Infrastructure in the northern area has been severely affected.
•	The Peruvian Government has implemented a Reconstruction Plan of S/ 5,500 million (0.8% of GDP) to address the impact of FEN. The Plan’s effectiveness will depend on the current administration’s ability and speed to execute such Plan.

B.	Impact on Credicorp

B.1	Impact on Grupo Pacifico (PGA)

The review of FEN’s impact on Credicorp’s insurance business, which was initially assessed last year, indicates that the previous assessment remains unchanged. This is in part due to caps on maximum losses included in the reinsurance and catastrophic policies. These policies cover both the property & casualty and the car insurance businesses. Currently, we estimate that FEN may represent a maximum loss between US$4 million and US$6 million, depending on: 1) the duration of FEN and its effects on Peru; and 2) the degree of severity reached by FEN.

Furthermore, insurance business growth in the areas hit by FEN could be temporarily affected.

B.2	Impact on BCP and Mibanco

i.	Outstanding portfolio:

Wholesale Banking: Preliminary analysis indicates that some clients of the loan portfolio in the affected areas could experience some repayment difficulties in the coming months. Considering the magnitude of FEN, it is reasonable to assume that some clients would be affected to some degree (damage to their infrastructure and the impact on their own clients and suppliers, among others). Nevertheless, but keeping in mind the challenge to estimate this potential effect, we do not believe that the impact will be material given the good risk quality of the business segment’s portfolio. Furthermore, the analysis regarding the impact of FEN on our clients’ debt-service capacity requires a case-by-case evaluation, a task that has already started and is led by a team composed of risk and front-office executives.

With regards to loans related to the fishing sector, this type of FEN tends to affect less than a traditional FEN; therefore, we expect that the impact on industrial fishing should not be significant.

In the case of financing to the agricultural sector, the current portfolio is composed of loans to agro-exporters and agribusinesses. Most of these clients are better prepared to cope with such an event as a result of the prevention plans they have carried out to protect their businesses, because they were expecting FEN to hit Peru last year.

Retail Banking and Mibanco: Preliminary figures indicate that the loan portfolio in the regions hit by FEN represents approximately S/ 3,900 million, of which S/ 3,500 million is held by BCP and S/ 400 million is held by Mibanco. This exposed portfolio is composed of small and medium enterprises (“SME-Pyme”) and micro-finance loans representing approximately 40% of the portfolio, mortgages representing approximately 31%, credit cards and consumer loans representing approximately 24%, and SME-Business loans representing approximately 5%. We expect that consumer, SME-Pyme and micro-finance loans (particularly in the commerce and services sectors) will be the most affected. However, it is still too early to estimate the impact on the debt-service capacity of our customers. It is important to note that approximately 70% of this exposure is related to clients to whom a relationship manager is assigned, thus, currently the team of loan officers, in both BCP and Mibanco, is focused on contacting and assisting these clients.

ii.	Loan origination:

BCP and Mibanco have restricted loan origination in the affected areas, and our sales and collection forces are focused on contacting clients to assess FEN’s impact on them.

iii.	Skip Programme:

BCP and Mibanco have started the implementation of the Skip Programme initiated last year by the Superintendencia de Banca, Seguros y AFP of Peru. Thus, BCP and Mibanco are proactively contacting customers to offer the re-scheduling of their debt through measures such as: to suspend payment of scheduled loan installments for up to six months, and/or extending the tenor of loans for up to an additional one year. These efforts are intended to allow clients to focus on their immediate personal needs. The re-scheduling option does not imply a downgrade of the clients’ risk rating; as such their credit history is protected.

Finally, we expect that the Programme we are rolling out will allow us to keep losses at a reasonable level considering the magnitude of the event.

The information in this Form 6-K contains "forward-looking statements," which are statements related to future, not past, events. Forward-looking statements discuss our expected future business and financial performance and financial condition, and contain words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “indicate,” “intend,” “plan,” “see,” “seek,” “will,” or “would”. Forward-looking statements, by their nature, address matters that are uncertain, including our discussion of the potential impact of El Niño on our businesses, our clients and our financial condition. There are many uncertainties that could cause the actual impact on our businesses, our clients and our financial condition to be materially different than those expressed in these forward-looking statements, including those expressed above and the other factors that are described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales_
Legal Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31st, 2017

CREDICORP LTD. (Registrant)

By: /s/ Guillermo Morales
Guillermo Morales
Authorized Representative